Exhibit 99.13

AZZ incorporated Reports Results for the

First Quarter of Fiscal - Year 2005

For the first quarter – Revenues Increase 9%: Net Income Up 41%; Earnings per Share Increase 35%

Contact:	Dana Perry, Vice President – Finance and CFO
AZZ incorporated 817-810-0095
Internet: www.azz.com

RCG Capital Markets Group, Inc. 480-675-0400
Retail: Robert Blum
Institutional/Analysts: Joe Dorame
Media: Kristen Klein
Internet: www.rcgonline.com

June 24, 2004 – FORT WORTH, TX - AZZ incorporated (NYSE:AZZ), a manufacturer of electrical products and a provider of galvanizing services, today announced unaudited financial results for the first quarter ended May 31, 2004. Revenues for the first quarter increased 9 percent to $39.7 million compared to $36.3 million for the same quarter last year. Net income for the quarter increased to $1.2 million, or $0.23 per diluted share, compared to net income of $0.9 million, or $0.17 per diluted share, in last year’s fiscal first quarter, an increase of 41 and 35 percent respectively. Backlog at the end of the first quarter was $51.9 million versus $45.7 million at May 31, 2003. Backlog at February 29, 2004 year-end was $53.1 million. The Company’s incoming orders totaled $38.5 million for a book to ship ratio of 97 percent. Incoming orders increased 17 percent over the same period of a year ago, and compare favorably to incoming orders in the fourth quarter of fiscal 2004, reflecting a 16 percent increase. Funded debt at the end of the quarter was $30.0 million, down 25 percent from the same period last year. AZZ’s long-term debt to equity ratio of .35 to 1 compares favorably to the .54 to 1 for the same period last year.

David H. Dingus, president and chief executive officer of AZZ incorporated, commented, “The continued emphasis on maximizing operating results in difficult market conditions is reflected in our first quarter results. The improved profitability does reflect the favorable leverage that can be achieved from modest increases in our revenues. The first quarter results were adversely impacted by the significant rapid increases in the price of steel, aluminum and copper, which we were unable to fully offset with price increases. While we have not seen significant increases in

AZZ First Quarter – Fiscal Year 2005

June 24, 2004

market opportunities, we still believe our markets have stabilized and are positioned for recovery and improvement. Operating efficiency improvement, expansion of served markets, particularly international markets, continues to be the focus and emphasis of our activities. Despite a double-digit increase in incoming orders, when compared to the previous year, our book to ship ratio did drop below the 100 percent level to 97 percent. The first quarter of the last fiscal year was our lowest book to ship ratio, and we would hope that we will see the same bookings strength in the subsequent quarters that we achieved in our last fiscal year.”

Revenues for the Electrical and Industrial Products Segment, increased by 14 percent during the first quarter to $27.6 million compared to $24.2 million in the previous year. Operating income for the segment increased 24 percent to $2.3 million. The increase was due to improved shipments to the power transmission and distribution markets and a modest increase in shipments to the industrial markets. Power generation and industrial automation remained at a low level.

Revenue for the Company’s Galvanizing Service Segment for the first quarter was $12.1 million, unchanged from the same period last year. Operating income improved 17 percent to $2.3 million. While pounds produced were lower than the pervious year, favorable mix, cost containment, operational efficiency improvements, and some easing of pricing pressures led to improved operating results.

Mr. Dingus continued, “ The galvanizing services segment turned in another excellent earnings quarter, again reflective of managing to optimum results in difficult market conditions. We will continue to intensely focus on seeking out additional market opportunities, improving operating efficiencies, and cost containment and reduction efforts. Any improvement in the industrial markets served by our electrical products and galvanizing services should have a favorable impact on our results, due primarily to the significant cost reductions that we have put in place and the leverage opportunities we have gained. Based upon the evaluation of information currently available to management, we are continuing to estimate FY2005 earnings to be within the range of $0.75 to $0.85 per diluted share, and revenues to be within the range of $140 and $150 million, which includes the projected cost of $650,000 in fiscal 2005 associated with the implementation cost of our ERP system. Approximately $100,000 of this expense was incurred in the first quarter.”

AZZ First Quarter – Fiscal Year 2005

June 24, 2004

AZZ incorporated will conduct a conference call to discuss financial results for the first quarter of fiscal year 2005 at 4:15 P.M. ET on Thursday, June 24, 2004. Interested parties can access the conference call by dialing (877) 356-5706. The call will be web cast via the Internet at www.azz.com/AZZinvest.htm. A replay of the call will be available for three days at (800) 642-1687, confirmation #523394, or for 30 days at www.azz.com/AZZinvest.htm.

AZZ incorporated is a specialty electrical equipment manufacturer serving the global markets of power generation, transmission and distribution and industrial, as well as, a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.

Except for the statements of historical fact, this release may contain forward-looking statements that involve risks and uncertainties some of which are detailed from time to time in documents filed by the Company with the SEC. Those risks and uncertainties include, but are not limited to: changes in customer demand and response to products and services offered by the Company, including demand by the electrical power generation markets, electrical transmission and distribution markets, the industrial markets, and the hot dip galvanizing markets; prices and raw material cost, including zinc and natural gas which are used in the hot dip galvanizing process; changes in the economic conditions of the various markets the Company serves, foreign and domestic, customer request delays of shipments, acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement the Company’s growth strategy. The Company can give no assurance that such forward-looking statements will prove to be correct.

—Financial tables on the following page—

AZZ First Quarter – Fiscal Year 2005

June 24, 2004

AZZ incorporated

Condensed Consolidated Statement of Income

(in thousands except per share amounts)

	Three Months Ended
	May 31, 2004	May 31, 2003
	(unaudited)	(unaudited)
Net sales	$39,693	$36,348
Income before income taxes	$1,977	$1,424
Net income	$1,245	$883
Net income per share
Basic	$0.23	$0.17
Diluted	$0.23	$0.17
Diluted average shares outstanding	5,505	5,307

Condensed Consolidated Balance Sheet

(in thousands)

	May 31, 2004	February 29, 2004
	(unaudited)	(audited)
Assets:
Current assets	$44,872	$43,713
Net property, plant and equipment	$34,834	$34,201
Other assets, net	$42,025	$42,112

Total assets	$121,731	$120,026

Liabilities and shareholders’ equity:
Current liabilities	$24,497	$23,504
Long term debt due after one year	$24,500	$25,375
Other liabilities	$1,939	$1,850
Shareholders’ equity	$70,795	$69,297

Total liabilities and shareholders’ equity	$121,731	$120,026

Condensed Consolidated Statement of Cash Flows

(in thousands)

	Three Months Ended
	May 31, 2004	May 31, 2003
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$2,540	$3,815
Net cash provided by (used in) investing activities	$(2,019)	$(441)
Net cash provided by (used in) financing activities	$(737)	$(4,410)

Net increase (decrease) in cash and cash equivalents	$(216)	$(1,036)
Cash and cash equivalents at beginning of year	$1,445	$1,984

Cash and cash equivalents at end of quarter	$1,229	$948

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